SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2003

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O. Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐  No  ☒

News Release	February 21, 2003
Kanavaranta 1 00160 Helsinki, Finland P.O. Box 309 FIN-00101 Helsinki, Finland Tel +358 2046 131 Fax +358 2046 21471 www.storaenso.com

Stora Enso’s Sylvester deal approved by competition authorities

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso and the owners of AS Sylvester, Estonia’s largest sawmilling and wood procurement company, have closed the previously announced acquisition. The competition authorities accepted Stora Enso Timber’s 66% ownership of Sylvester’s sawmilling operations and Stora Enso Mets’ 100% ownership of Sylvester’s wood procurement operations in the Baltic States. The acquisition strengthens Stora Enso’s position in Baltic States wood procurement markets and the wood products business in Europe.

AS Sylvester, a 66%-owned subsidiary of Stora Enso Timber Oy Ltd, will change its name to Stora Enso Timber AS. The company with its five softwood sawmills and a component factory forms a new Baltic Production Group within Stora Enso Timber. Mr Seppo Vainio has been appointed Managing Director of the company and a director of the new Baltic Production Group.

The acquisition offers significant synergy potential in procurement, management, administration, marketing, forest operations and logistics. The deal also provides a platform for further growth: Sylvester has already started to build a sawmill in Lithuania, with an annual production capacity of 150 000 cubic metres of sawn wood products, of which 100 000 cubic metres will be on-line further processed. The value of the investment is EUR 20 million.

Additionally a major investment programme is in progress during 2003 at all the present mills at six locations in Estonia and Latvia. This includes several investments to add value to the products by increasing the kiln drying and further processing capacity of the mills, together with improvements to sawing processes that will increase production capacity and efficiency. The total investment will be EUR 30 million. The production capacity of the mills in the Baltic States will consequently be raised to over one million cubic metres of sawn wood products, of which 150 000 cubic metres will be further processed.

“The acquired mills complement and enhance the product portfolio of Stora Enso Timber. The competitiveness of our Baltic States mills will be further increased by the ongoing investments, which will raise production volume and increase component and other further processing production to add value to the products,” says Arno Pelkonen, Senior Executive Vice President, Stora Enso, Timber Products.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023

Scott Deitz, Vice President, Investor Relations, Stora Enso North America, tel. 715 422 1521

Arno Pelkonen, Senior Executive Vice President, Stora Enso, Timber Products, tel. +43 664 312 1849

Seppo Vainio, Director, Baltic Production Group, Stora Enso Timber, tel. +358 400 701 504

Håkan Alexandersson, Director, Stora Enso Forest Baltic, tel. +37 2 6261 370 or +46 705 951 993

Stora Enso Timber is an international wood products company that provides customer-focused solutions to industry and trade worldwide. With annual net sales of EUR 1.2 billion excluding the Baltic Production Group, Stora Enso Timber’s total annual production capacity is 6.7 million cubic metres of sawn wood products, including 2.4 million cubic metres of value-added products. The company employs 4600 people in 23 softwood sawmills and 18 further processing plants in Europe.

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso’s sales total EUR 12.8 billion. The Group has some 42 500 employees in more than 40 countries in five continents and about 15 million tonnes of annual paper and board production capacity. Stora Enso’s shares are listed in Helsinki, Stockholm and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STORA ENSO CORPORATION

By:	/s/ ESKO MÄKELÄINEN
Esko Mäkeläinen Senior Executive Vice President, Accounting and Legal affairs

By:	/s/ JYRKI KURKINEN
Jyrki Kurkinen General Counsel

Date: February 21, 2003